UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

Form 6-K

______________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 15, 2017

Commission File Number 001-36723

______________________

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

_______________________

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

FOR IMMEDIATE RELEASE

15 JUNE 2017

Recommended All-Share Offer

for

Amec Foster Wheeler plc

by

John Wood Group PLC

Results of Shareholder Meetings

Amec Foster Wheeler plc ("Amec Foster Wheeler") is pleased to announce that, at a Court Meeting and General Meeting of Amec Foster Wheeler Shareholders held earlier today in connection with the recommended all-share offer by John Wood Group PLC for Amec Foster Wheeler (the "Combination"), all the resolutions proposed were duly passed.

At the Court Meeting, a majority in number of Scheme Shareholders, who voted (either in person or by proxy) and who together represented over 75% by value of the votes cast, voted in favour of the resolution to approve the Scheme. The resolution was accordingly passed.

At the General Meeting, the Special Resolution to approve the Scheme and provide for its implementation was also passed by the requisite majority.

COURT MEETING The voting on the resolution to approve the Scheme was taken on a poll and the results were as follows:

Number of Scheme Shareholders voting: For: 861 (90.73%) Against: 88 (9.27%)

Number of votes: For: 270,167,562 (99.92%) Against: 227,932 (0.08%)

Percentage of eligible Scheme Shares voted: For: 69.28% Against: 0.06%

GENERAL MEETING The voting on the Special Resolution to approve the Scheme and the Combination and provide for their implementation was taken on a poll and the results were as follows:

Number of votes: For: 269,990,585 (99.92%) Against: 224,716 (0.08%) Withheld: 1,332,416

Completion of the Combination remains subject to the satisfaction or waiver of the other Conditions set out in the Scheme Document, including the condition relating to CMA approval and the Court sanctioning the Scheme at the Court hearing, which is expected to take place in the fourth quarter of this year.

A copy of the special resolution passed at the General Meeting has been submitted to the Financial Conduct Authority and will shortly be available for inspection on the National Storage Mechanism at www.hemscott.com/nsm.do.

Defined terms used but not defined in this announcement have the meanings set out in the Scheme Document dated 23 May 2017.

Enquiries:

Amec Foster Wheeler plc
Media: Jonathan Refoy, Director of Corporate Affairs Investors: Rupert Green, Chief Corporate Development Officer	Tel: +44 (0)20 7429 7500
Goldman Sachs International (financial adviser to Amec Foster Wheeler)
Anthony Gutman / Nimesh Khiroya Christopher Pilot / Celia Murray	Tel: +44 (0) 7774 1000
BofA Merrill Lynch (financial adviser and corporate broker to Amec Foster Wheeler)
Simon Mackenzie Smith / Tim Waddell Geoff Iles / Rowland Phillips	Tel: +44 (0)20 7628 1000
Barclays (financial adviser and corporate broker to Amec Foster Wheeler)
Mark Astaire / Derek Shakespeare Asim Gunduz	Tel: +44 (0)20 7623 2323

Important notice relating to financial advisers

Each of Goldman Sachs International, Merrill Lynch International ("BofA Merrill Lynch") and Barclays Bank PLC, acting through its Investment Bank ("Barclays"), who are authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the FCA and the Prudential Regulation Authority, are acting exclusively for Amec Foster Wheeler and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Amec Foster Wheeler for providing the protections afforded to the respective clients of Goldman Sachs International, BofA Merrill Lynch and Barclays, or for providing advice in connection with the contents of this announcement or any other matters referred to in this announcement.

Disclosure requirements of the Takeover Code (the "Code")

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at http://www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129.

Publication on Website

A copy of this announcement will be made available, subject to certain restrictions relating to persons resident in restricted jurisdictions, on Amec Foster Wheeler's website at www.amecfw.com and on John Wood Group plc's website at www.woodgroup.com by no later than 12 noon (London time) on the Business Day following this announcement. For the avoidance of doubt, the contents of those websites are not incorporated and do not form part of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 June 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel?& Company Secretary